SEC MAIL PROCESSING RECEIVED MAR - 6 2006 WASH, D.C. 199 SECTION

CM

06006261

SEC[illegible] [illegible]ISSION

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 16444 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rives, Leavell, & Co., ~~Inc.~~

| OFFICIAL USE ONLY |
|---|
| 11206 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Lelia Drive
(No. and Street)

Jackson, Mississippi 39216
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roland Q. Leavell 601-948-4500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank & Betts, PLLC
(Name – *if individual, state last, first, middle name*)

| P.O. Box 16090 | Jackson | MS | 39236 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





5/24/06

## OATH OR AFFIRMATION

I, Roland Q. Leavell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rives, Leavell & Co., Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

President

Title

MISSISSIPPI STATEWIDE NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 10, 2006
BONDED THRU STEGALL NOTARY SERVICE

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RIVES, LEAVELL & CO., INC

## FINANCIAL STATEMENTS

## YEARS ENDED DECEMBER 31, 2005 AND 2004

# CONTENTS

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
*Telephone* 601-987-4300 *Fax* 601-987-4314
*E-mail:* firm@eubankbetts.com
*Website:* www.eubankbetts.com

# INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2005 and 2004 and the related statements of income (loss), changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America .

Eubank & Betts

**EUBANK & BETTS, PLLC**

Jackson, Mississippi
January 25, 2006

# RIVES, LEAVELL & CO., INC.
Statements of Financial Condition

## ASSETS

| | December 31 2005 | December 31 2004 |
|---|---|---|
| Cash | $ 96,031 | $284,683 |
| Accounts receivable | 114,083 | 5,576 |
| Prepaid expenses | 21,094 | 30,074 |
| Income taxes receivable | 15,413 | 34,540 |
| Equipment, at cost less accumulated depreciation of $359,627 and $317,771, respectively | 150,353 | 184,698 |
| *Total assets* | $396,974 | $539,571 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2005 | 2004 |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ 1,627 | $ 8,813 |
| Accrued expenses | 19,696 | 38,870 |
| Payable to affiliate | 17,305 | - |
| Deferred income taxes | 17,500 | 35,000 |
| *Total liabilities* | 56,128 | 82,683 |
| Subordinated borrowings | 142,000 | 142,000 |
| Stockholder's equity: | | |
| Common stock - $1 par value; 500,000 shares authorized; 61,880 shares issued and outstanding | 61,880 | 61,880 |
| Additional paid-in capital | 300,100 | 230,100 |
| Retained earnings (deficit) | (163,134) | 22,908 |
| *Total stockholder's equity* | 198,846 | 314,888 |
| *Total liabilities and stockholder's equity* | $396,974 | $539,571 |

See accompanying notes to financial statements.

# RIVES, LEAVELL & CO., INC.

Statements of Income (Loss)

| | Year Ended December 31 | |
|---|---|---|
| | 2005 | 2004 |
| Revenues: | | |
| Service fees, net of origination costs of $310,429 and $715,577, respectively | $ 995,952 | $ 970,843 |
| Commissions and brokerage, net of origination costs of $291,498 and $1,066,352, respectively | 772,354 | 1,156,357 |
| Broker service fees | 219,156 | 261,165 |
| Interest income | 4,335 | 3,643 |
| Other | 4,596 | 7,455 |
| *Total revenues* | 1,996,393 | 2,399,463 |
| Expenses: | | |
| Salaries | 1,209,601 | 1,277,989 |
| Advertising | 18,255 | 33,858 |
| Business development | 12,581 | 50,063 |
| Commissions | 166,001 | 183,831 |
| Depreciation | 41,856 | 42,825 |
| Executive management and consultation | - | 24,768 |
| Dues and subscriptions | 27,948 | 42,026 |
| Insurance | 113,602 | 98,866 |
| Interest | 13,490 | 13,576 |
| Office and miscellaneous | 125,227 | 183,082 |
| Postage and freight | 38,262 | 46,831 |
| Payroll taxes | 94,550 | 94,323 |
| Printing costs | 37,560 | 30,059 |
| Professional fees | 31,251 | 73,985 |
| Profit sharing plan | 54,316 | 30,189 |
| Rent | 116,673 | 138,015 |
| Taxes - other than payroll | 8,384 | 6,315 |
| Telephone | 20,532 | 22,548 |
| Travel | 46,309 | 58,364 |
| *Total expenses* | 2,176,398 | 2,451,513 |
| Net income (loss) before income taxes | (180,005) | (52,050) |
| Income tax expense (benefit) | (13,963) | (36,131) |
| Net income (loss) | $ (166,042) | $ (15,919) |

See accompanying notes to financial statements.

**RIVES, LEAVELL & CO., INC.**

Statements of Changes in Stockholder's Equity

| | Year Ended December 31 2005 | Year Ended December 31 2004 |
|---|---|---|
| *Common stock:* | | |
| Balance, beginning of year | $ 61,880 | $ 61,880 |
| Changes during year | - | - |
| Balance, end of year | 61,880 | 61,880 |
| *Additional paid-in capital:* | | |
| Balance, beginning of year | 230,100 | 230,100 |
| Capital contributed during year | 70,000 | - |
| Balance, end of year | 300,100 | 230,100 |
| *Retained earnings (deficit):* | | |
| Balance, beginning of year | 22,908 | 38,827 |
| Dividends declared and paid | (20,000) | - |
| Net income (loss) for year | (166,042) | (15,919) |
| Balance, end of year | (163,134) | 22,908 |
| *Total stockholder's equity* | $ 198,846 | $ 314,888 |

See accompanying notes to financial statements.

# RIVES, LEAVELL & CO., INC.
Statements of Cash Flows

| | Year Ended December 31 | |
|---|---|---|
| | 2005 | 2004 |
| Cash flows from (used for) operating activities: | | |
| Net income (loss) | $ (166,042) | $ (15,919) |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Non-cash items: | | |
| Depreciation | 41,856 | 42,825 |
| Deferred income taxes | (17,500) | 10,000 |
| Changes in assets and liabilities during the year: | | |
| (Increase) decrease in income taxes receivable | 19,127 | (34,540) |
| (Increase) decrease in accounts receivable | (108,506) | (3,576) |
| (Increase) decrease in prepaid expenses | 8,980 | (369) |
| Increase (decrease) in accounts payable | (7,187) | 7,220 |
| Increase (decrease) in accrued expenses | (19,174) | (13,889) |
| Increase (decrease) in accrued income taxes | - | (33,785) |
| *Cash flows from (used for) operating activities* | (248,446) | (42,033) |
| Cash flows from (used for) investing activities: | | |
| Purchase of equipment | (7,511) | (93,611) |
| Proceeds from sale of equipment | - | 15,507 |
| *Cash flows from (used for) investing activities* | (7,511) | (78,104) |
| Cash flows from (used for) financing activities: | | |
| Proceeds from additional paid-in capital | 70,000 | - |
| Dividends declared and paid | (20,000) | - |
| Advances from (payments to) affiliates – net | 17,305 | 22,025 |
| *Cash flows from (used for) financing activities* | 67,305 | 22,025 |
| Net increase (decrease) in cash and equivalents during year | (188,652) | (98,112) |
| Cash and equivalents, beginning of year | 284,683 | 382,795 |
| Cash and equivalents, end of year | $ 96,031 | $ 284,683 |
| Supplemental disclosures: | | |
| Interest paid during year | $ 10,070 | $ 13,576 |
| Income taxes paid (refunded) during year | $ (13,725) | $ 58,479 |

See accompanying notes to financial statements.

# RIVES, LEAVELL & CO., INC.
Statements of Changes in Subordinated Borrowings

| | Year Ended December 31 | |
|---|---|---|
| | 2005 | 2004 |
| Subordinated borrowings, beginning of year | $ 142,000 | $ 142,000 |
| Changes during year | - | - |
| Subordinated borrowings, end of year | $ 142,000 | $ 142,000 |

See accompanying notes to financial statements.

# RIVES, LEAVELL & CO., INC.

Notes to Financial Statements
December 31, 2005 and 2004

**Note 1 - Summary of significant accounting policies:**

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2005 and 2004.

*Organization, nature of business and market concentrations:*

The Company was incorporated in 1971, under the laws of the State of Alabama. In 1987, operations of the Company were transferred to Jackson, Mississippi. The Company engages in origination and brokerage activities for churches and non-profit institutions in various states, where registered, in the continental United States of America. The Company is registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-four states.

On April 21, 1998, the shareholders of Rives, Leavell & Co., Inc. exchanged and transferred all outstanding shares of common stock of the Company to RLC Holding Company, Inc. (RLC) for the outstanding shares of common stock of RLC, establishing Rives, Leavell & Co., Inc. as a wholly-owned subsidiary of RLC.

*Recognition of revenues and expenses and basis of presentation:*

The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

During 2005, Rives, Leavell & Co., Inc. earned additional service fee revenue from church underwriting activities related to "when issued savings". Such revenue is derived from church assignments of escrowed funds to the Company, under underwritten bond programs, which have been, or will be, accumulated at the paying agent. The Company recognizes revenue as earnings on church sinking fund payments from bond issuance dates accumulate in excess of debt service requirements for bonds issued to investors subsequent to the date-of-closing issuance dates.

For the year ended December 31, 2005, service fee revenue includes $160,481 from the assignment of "when issued savings" from various churches. Included in accounts receivable at December 31, 2005 is $95,662 from the assignments, related to both simple and compound bonds programs of the respective church bond programs.

**Note 1 - Summary of significant accounting policies (Continued):**

*Equipment and depreciation:*

Equipment is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over lives ranging from five to seven years. Maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is provided under statutory accelerated methods.

*Cash and cash equivalents:*

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

*Profit-sharing plan:*

The Company has a defined contribution 401(k) retirement plan. The Plan covers all employees who have incurred more than 500 hours of service during the year. Participants can elect to contribute up to 15 percent of compensation under the plan. The Company made matching contributions for participants of $3,000 per participant in 2005 and $2,000 per participant in 2004.

*Income taxes:*

The Company files consolidated income tax returns with its parent corporation, RLC Holding Company, Inc. Income tax expense is allocated to all companies based upon their respective share of consolidated taxable income. The various state returns are filed based on the taxable income in each state.

Certain items, such as depreciation and limitations on charitable contributions, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences.

*Use of estimates:*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Advertising costs:*

The Company follows the policy of expensing all advertising costs as incurred.

*Reclassification of 2004 financial statements:*

The financial statements for the year ended December 31, 2004 have been reclassified from their presentation in the prior year to be in conformity with the current year. The changes had no effect on the Company's net income for the year.

**RIVES, LEAVELL & CO., INC.**
Notes to Financial Statements
December 31, 2005 and 2004

**Note 2 - Income taxes:**

Income tax expense (benefit) is comprised of the following:

| | Year Ended December 31 | |
|---|---|---|
| | 2005 | 2004 |
| Current provision/benefit: | | |
| Federal | $ (2,273) | $(23,392) |
| State | 5,810 | (2,739) |
| Deferred | (17,500) | (10,000) |
| Income tax expense (benefit) | $(13,963) | $(36,131) |

A reconciliation of income taxes at statutory rates to income tax expense (benefit) follows:

| | Year Ended December 31 | |
|---|---|---|
| | 2005 | 2004 |
| Federal income taxes (benefit) at 34% maximum statutory rates | $ (61,200) | $(17,697) |
| Effects of permanent differences | 8,286 | 4,342 |
| Effect of different Federal income tax brackets | 33,141 | (20,037) |
| State income taxes (benefit) | 5,810 | (2,739) |
| Income tax expense (benefit) | $(13,963) | $(36,131) |

The deferred tax liability consists of the following components:

| | Year Ended December 31 | |
|---|---|---|
| | 2005 | 2004 |
| Depreciation | $31,300 | $35,000 |
| Net operating loss carryforward | (13,800) | - |
| | $17,500 | $35,000 |

**Note 3 - Net capital requirements:**

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2005, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 69.62 percent. Its net capital was $55,484.

At December 31, 2005, the Company's debt to debt-equity ratio computed in accordance with Rule 15c3-1(d) was zero.

**Note 4 - Service fee agreement:**

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially, all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2005 and 2004 were served by Reliance Trust Company under the agreement.

Under such agreement, the Company agrees to provide administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

**Note 5 - Operating leases:**

The Company leases its office space from Partners III, LLC, an entity owned by one of the shareholders of RLC Holding Company, and, in 2005, paid $86,523 to the lessor under the lease agreement ($113,965 in 2004). The agreement provides for monthly rent of $8,652 through June 30, 2007.

On December 31, 2005, the Company owed $17,305 to Partners III, LLC under the agreement (none at December 31, 2004).

**Note 6 - Concentrations of risk:**

The Company has funds deposited in financial institutions which at times exceed the $100,000 insurance provided by the Federal Deposit Insurance Corporation.

**Note 7 - Revolving line of credit:**

The Company has a $100,000 revolving line of credit, none of which was outstanding at December 31, 2005 and 2004. Bank advances on the credit line are payable on demand and carry a floating interest rate at prime, which was 7.25 percent at December 31, 2005. The credit line is personally guaranteed by the shareholder of RLC Holding Company.

**Note 8 – Subordinated borrowings:**

The Company has subordination agreements with RLC Holding Company, for an aggregate amount of $142,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. The notes bear interest of 9.5 percent and mature as follows:

| | December 31 | |
|---|---|---|
| Due Date | 2005 | 2004 |
| September 1, 2016 | $ 70,000 | $ 70,000 |
| December 31, 2007 | 72,000 | 72,000 |
| | $142,000 | $142,000 |

**Note 9 – Transactions with related parties:**

During 2005 and 2004, Rives, Leavell & Co., Inc. engaged in transactions with Foundation Capital Resources, Inc., a real estate investment trust managed by One Capital Advisors, LLC. Until June 30, 2004, certain shareholders of RLC Holding Company, Inc. were members of One Capital Advisors, LLC. During 2005 and 2004, specifically designated bonds underwritten by Rives, Leavell & Co., Inc. were sold or pledged as collateral to Foundation Capital Resources, Inc. for loans to various church issuers. In connection with these loans, the Company allocated $601,927 and $1,781,929 of its revenue from such bonds in 2005 and 2004, respectively, to Foundation Capital Resources, Inc. Accordingly, these origination costs are reflected as reductions in brokerage and service fees revenue in the accompanying statements of income for 2005 and 2004.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
*Telephone* 601-987-4300 *Fax* 601-987-4314
*E-mail:* firm@eubankbetts.com
*Website:* www.eubankbetts.com

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

Our report on our audits of the basic financial statements of Rives, Leavell & Co., Inc. for 2005 and 2004 appears on Page 2. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eubank & Betts
**EUBANK & BETTS, PLLC**

Jackson, Mississippi
January 25, 2006

Schedule 1

# RIVES, LEAVELL & CO., INC.

Computation of Net Capital Under Rule 15c3-1
December 31, 2005

***Net capital***

| | |
|---|---|
| Total stockholders' equity | $ 198,846 |
| Additions: | |
| Subordinated borrowings | 142,000 |
| | 340,846 |
| Deductions and charges: | |
| Less non - allowable assets: | |
| Equipment, net of accumulated depreciation | (150,353) |
| Non-allowable accounts receivable | (98,373) |
| Prepaid expenses | (21,094) |
| Income taxes receivable | (15,413) |
| | (285,233) |
| Net capital before haircuts on security positions | 55,613 |
| Haircuts on security positions | (129) |
| Net capital | $ 55,484 |

***Aggregate indebtedness***

| | |
|---|---|
| Items included in the statement of financial condition: | |
| Accounts payable | $ 1,627 |
| Accrued expenses | 19,696 |
| Payable to affiliate | 17,305 |
| | $ 38,628 |

***Computation of basic net capital requirements***

| | |
|---|---|
| Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000 | $ 5,000 |
| Excess net capital | $ 50,484 |

***Ratio of aggregate indebtedness to net capital*** 69.62%

***Debt to debt-equity ratio*** -0-%

See accompanying notes to financial statements.

Schedule 2

# RIVES, LEAVELL & CO., INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2005

Inasmuch as the net capital per Part IIA of the quarterly December 31, 2005 FOCUS report, as originally filed, was in agreement with Schedule 1 of this report; no reconciliation is necessary.

See accompanying notes to financial statements.

Schedule 3

# RIVES, LEAVELL & CO., INC.

Customer Protection Reserve Requirement
December 31, 2005

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

See accompanying notes to financial statements.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
*Telephone* 601-987-4300 *Fax* 601-987-4314
*E-mail:* firm@eubankbetts.com
*Website:* www.eubankbetts.com

**INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank & Betts

**EUBANK & BETTS, PLLC**

Jackson, Mississippi
January 25, 2006